DALIAN GREEN RESOURCES CO. LTD.



____________________________




REPORT ON AUDITED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 1996 AND 1997



_____________________________




Dalian Green Resources Co. Ltd.


Index to Financial Statements



Report of Independent Certified Public Accountants	F-2

Financial Statements
	Balance Sheets	F-3
	Statements of Operations	F-4
	Statement of Investor Equity	F-5
	Statements of Cash Flows	F-6
	Summary of Accounting Policies	F-7
	Notes to Financial Statements	F-




Dalian North Certified Public Accountants Office
Golden Horse Road, North Accounting Company Building, Dalian Development Zone
Telephone: 86-411-765-5664; Fax: 86-411-761-1017


Reference: Enterprise with Foreign Investment (1997) 297


The Board of Directors
Dalian Green Resources Co. Ltd.

We have audited the accompanying balance sheets and cash flow statements of Dalian Green Resources Co. Ltd. as of September 30, 1996 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements. We conducted our audit in accordance with independent audit standards for certified public accountants in China. During the process of audit, we implemented all necessary audit procedures including examining accounting records on a sampling basis.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position and changes in financial position as of September 30, 1996 and 1997 in conformity with Accounting Standards for Enterprises and Accounting Regulation for Enterprises with Foreign Investment in China on a consistent basis.




				Dalian North Certified Public Accountants Office

				Chinese Certified Public Accountants:

				Zhao Yong and Liu Hongtao




November 25, 1997





                                RMB      RMB      US$

September 30,,                1996      1997         1997

Assets
Current assets:
Cash and cash equivalents  4,916,000     151,000     $18,189
Other receivable             244,000     129,000      15,539
Inventory (Note 1)           235,000     394,000      47,460

Total current assets       5,395,000     674,000      81,188



Property, plant and
equipment, net (Note 2)   1,816,000    1,401,000     168,761

Construction in progress 87,246,000  106,121,000  12,783,044

Land usage rights         6,449,000    6,449,000     776,829

Organizational expenses   2,967,000    4,355,000     524,591

Total assets            103,873,000  119,000,000 $14,334,413


Liabilities and Investors' Equity

Current liabilities:

Bank loan (Note 3)        3,800,000    1,000,000    $120,457
Rel. party loan (Note 5)    830,000    1,679,000     202,247
Tax payable                 (40,000)     (44,000)     (5,300)
Accounts payable(Note 5) 24,262,000   24,301,000   2,977,232
Accrued liabilities       3,811,000    5,777,000     695,882

Total current liabilities 32,663,000  32,713,000   3,940,518

Long-term
bank loan (Note 4)        20,339,000  20,299,000   2,445,162

Long-term related
party loan (Note 5)       21,482,000  37,568,000   4,525,338

Deferred exchange gain      621,000     710,000       85,525

Total liabilities        75,105,000  91,290,000   10,996,543

Commitments and contingencies

Investors equity:

Paid-in capital         23,199,000   23,199,000    4,070,000

Additional
paid-in capital          5,569,000    4,511,000         -
Retained earnings             -            -            -
Translation adjustments                             (732,129)

Total investors' equity 28,768,000   27,710,000    3,337,871

Total liabilities and
investors' equity      103,873,000  119,000,000  $14,334,413


See accompanying summary of accounting policies and notes to consolidated financial statements


Dalian Green Resources Co. Ltd.
Statement of operations
                                RMB       RMB        US$

Years ended September 30,       1996     1997      1997


Net sales                         -      -          $-

Cost of sales                     -       -           -

Gross profit                      -       -           -

Selling expense                   -       -           -

General and adminis. expense      -       -           -

Income from operations            -       -           -

Other income (expense)            -       -           -

Income before income taxes        -       -           -

Income taxes                      -       -           -

Net income                       -      -          $-


See accompanying summary of accounting policies and notes to consolidated financial statements.


Dalian Green Resources co. ltd.
Investors Equity

                     Paid in Capital
                 Dalian                  Additional
                Material     PCC         Paid-in  Retained
              Development  Group, Inc.   Capital  Earnings  Total

Jan. 1, 1996  14,364,000  7,125,000   4,784,000      -   26,273,000

Capital
injection
in 9/96                   1,710,000     785,000           2,495,000

Dec. 31, 1996 14,364,000  8,835,000   5,569,000     -    28,768,000


Reverse overpaid additional
paid-in capital by Chinese
partner                              (1,058,000)         (1,058,000)

Dec. 31, 1997  14,364,000  8,835,000  4,511,000     -    27,710,000


See accompanying summary of accounting policies and notes to consolidated financial statements.



Dalian Green Resources ltd.
Statemetns of Cash Flows
Increase(Decrease) in Cash and Cash Equivalents


                                     RMB         RMB
Year ended September 30,             1996         1997
Cash flows from operating activities:
Net income                            -           -
Adjustments to reconcile net
loss to net cash provided by
(used in) operating activities:

Depreciation and amortization      150,000      253,000
Gain on disposal of fixed assets      -         (38,000)
Increase (decrease) from changes in:
Other receivable                    47,000      115,000
Inventory                         (235,000)    (159,000)
Tax refund receivable              (39,000)      (4,000)
Accounts payable                 6,189,000       39,000
Accrued liabilities              3,213,000    1,966,000

Net cash provided by (used in)
operating activities             9,325,000    2,172,000

Cash flows from investing activities
Proceeds of selling of vehicle        -         200,000
Purchase of equipment and mach.  (847,000)         -
Additions to const. in prog.  (20,100,000)  (18,875,000)
Additions to land usage rights   (363,000)         -
Increase in organize expenses  (1,502,000)   (1,388,000)

Net cash used in
investing activities:         (22,872,000)  (20,063,000)

Cash flows from financing activities:
Repayment of short-term
bank loan                      (4,559,000)   (2,800,000)
Repayment of long-term
bank loans                           -          (40,000)
Proceeds of contrib. capital    2,495,000          -
Proceeds of short-term
related party loans                  -          849,000
Proceeds of long-term
related party loans            12,560,000    15,028,000
Proceeds of long-term
bank loans                      4,117,000          -

Net cash provided by
financing activities           14,613,000    13,037,000

Effect of exchange rate
changes on cash                    97,000        89,000

Net increase in cash and
cash equivalents                1,163,000    (4,765,000)

Cash and cash equivalents,
beginning of year               3,753,000     4,916,000

Cash and cash equivalents,
end of year                     4,916,000       151,000

Non-cash transaction:
Additional paid-in capital           -      (1,058,000)
Long-term related party loans        -        1,058,000


See accompanying summary of accounting policies and notes to consolidated financial statements.



Basis of Presentation

Dalian Green Resources Co. Ltd. (the Company) is a foreign investment joint venture with registered capital of US$5.6 million and established under the law of People's Republic of China on July 27, 1993. Among the equity interest of the Company, PPC Group, Inc., accounted for 55% and Dalian Material Development Co. Ltd. accounted for 45%. In accordance with the joint venture agreement, PCC Group, should invest US$1,660,000 in cash and invest the innovative technology and know-how with an equivalent of US$1,420,000 whereas Dalian Material Development Co. Ltd. should invest all US$2,520,000 in cash.

The Company has been building a facility that recycles used tires by utilizing innovative technology and converts used tires into saleable solids, liquids and gases.
The facility was in a status close to starting commercial operation as of September 30, 1997, however, the Company has been waiting for obtaining government permits to import used tires from the U.S. Consequently, the Company has not started commercial operation yet.

Basis of Accounting

The financial statements are prepared in accordance with Accounting Standards for Enterprises and Accounting
Regulation for Enterprises with Foreign Investments in China.
The financial statements are presented in Renminbi Yuan.

Statements of Operations

As the Company has not started operation yet, there is no activity shown on statements of operations.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Inventory Valuation

Inventory consists mainly of used tires and is stated at the lower of cost or market. Inventory is valued at the lower of cost (first-in-first-out basis) or net realizable value.

Foreign Currency Translation and Transactions

The financial position and results of operations of the Company are determined using local currency as the functional currency. Assets and liabilities denominated by foreign currency are translated at the prevailing exchange rate in effect at each year end. Contributed capital accounts are translated using the historical rate of exchange when capital was actually injected. Gains and losses resulting from foreign currency transactions are included in other expense. The financial position of September 30, 1997 was converted into U.S. dollar amount.
The relevant translation adjustments arising from the use of different exchange rates from period to period are included in the cumulative translation adjustment account in investors' equity. However, the gain and loss resulting from foreign currency transaction during start-up period was recorded as a deferred item per Chinese accounting regulation.


Property, Plant and Equipment

Property, plant and equipment are stated at cost.Depreciation is computed primarily utilizing the straight-line method over the estimated useful lives of the assets as follows:

                                       Estimated Useful Life
                                              (in years)

Plant and building                                20
Machinery and equipment                           10
Computer, office equipment and furniture           5
Vehicles                                           5


Maintenance, repairs and minor renewals are charged directly to expenses as incurred. Additions and betterment to property and equipment are capitalized. When assets are disposed of, the related cost and accumulated depreciation thereon are removed from the accounts and any resulting gain or loss is included in the statement of income.

Construction in Progress

Construction in progress represents the recycle facility located in Dalian Development Zone in China. The construction in progress is stated at cost.All direct costs relating to the construction of the plant are capitalized as long-term assets. A total of RMB 15,880,000 of interest has been capitalized.

Organizational expenses

Organizational expenses represents costs incurred in connection with the setting up of the Company and its plant in order to operate on a commercial basis. Such costs are capitalized and amortized over a period of five years from the date of commencement of business.

Use of  Estimates

The preparation of financial statements in conformity with Accounting Standards for Enterprises and Accounting
Regulation for Enterprises with Foreign Investment in China requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.


Dalian Green Resources Co. Ltd.
Notes to Financial Statements


Note 1.  Inventory

September 30,                            1996       1997

Used tires                            235,000      235,000
Spare parts / others                      -        161,000

Total                                  235,000     394,000

Note 2.  Property, Plant and Equipment

Property, plant and equipment consists of:

September 30,                            1996       1997

Computer, office equip. and furniture    4,000      4,000
Vehicles                             2,005,000  1,796,000

                                     2,009,000  1,800,000

Accumulated
depreciation and amortization         (193,000)  (399,000)

Property, plant and equipment, net  1,816,000  1,401,000

Note 3.  Bank Loan

A summary of short-term bank loans

September 30,                             1996     1997

Construction Bank of China:
Line of credit with the maximum
principal of RMB 1,000,000
interest rate at 17.85% per annum
and due June 25, 1997 and
renewed on the annual basis          1,000,000   1,000,000

Investment Bank of China:

Loan 1, principal of RMB 800,000,
interest rate at 18% per annum
and due March 20, 1997. The loan
was paid off in March, 1997             800,000        -

Loan 2,Principal of RMB 1,400,000,
interest rate at 18% per annum
and due at April 20, 1997. The loan
was paid off in April, 1997           1,400,000        -


Loan 3, principal of RMB 600,000,
interest rate at 18% per annum
and due at June 20, 1997. The loan
was paid off in June, 1997             600,000         -


                                    3,800,000      1,000,000



Note 4.  Long-Term Bank Loan

In October, 1994 the Company entered into a long-term foreign currency loan agreement with a commercial bank to obtain a principal of US$1,900,000 with a floating interest rate around
11% which would mature on March 15, 1996. During November, 1995, the Company obtained another US$500,000 from the same bank with the same term. The Company failed to repay this loan on a timely basis. During April, 1996, the Company renegotiated the loan with the Bank. The Bank agreed to extend the loan until the Company has necessary cash flow after its commercial operation starts and charge a penal interest rate of 14% on the accumulated unpaid interest during the extended period. The change of panel interest rate is subject to the central bank's notice in China.

The outstanding balance of this loan at September 30, 1996 and 1997 was RMB 20,339,000 and 20,299,000, respectively. During the fiscal year of 1997, the Company paid back RMB 40,000.

Note 5.  Related Party Transactions

Short-term related party loans

In December 1995, PCC Group, Inc. advanced US$100,000 to the
Company. This related party loan did not have any specified interest rate and mature term. The relevant RMB amount as of September 30, 1996 and 1997 was 830,000 and 829,000,
respectively, due to charge of exchange rates.

In February and March, 1997, Dalian Material Development Co. Ltd. provided a loan of RMB 200,000 and 650,000 respectively. The loan contracts specified that the interest rate on these two loans shall be similar to the interest rate charged by any commercial bank and should be repaid within one year.

Long-term related party loans

Starting from June 1994, Dalian Material Development Co.
Ltd. on behalf of the Company entered into various loan contracts with different Chinese commercial banks to obtain necessary funding for the Company. The most of these bank loans were guaranteed by Dalian Material Development Co.
Ltd. Since the Company has not started its expected commercial operation yet, the most of these loans were overdue and subject to the penal interest rate imposed on the interest calculation. On the aggregate basis, the interest rate was around 18% per annum. The change of penal interest rate is subject to the central bank's notice in China. The following table summarized the outstanding long-term related party loans as of September 30, 1996 and 1997.

September 30,                         1996        1997

Long-term related party loans    21,482,000   37,568,000

Dalian Green Resources Co. ltd.
Notes to Financial Statements


Purchase of equipment from PCC Group, Inc.

In 1995, the Company purchased a set of tire recycle equipment from PCC Group, Inc. with the total purchase price of US$5,330,518 and paid US$3,200,000 with an outstanding balance payable to PCC Group, Inc. of US$2,130,518, approximately RMB 17,683,299 which was included in accounts payable balance as of September
30, 1995.

In 1996, the Company purchase a set of activated carbon black equipment from PCC Group, Inc. with total price of US$1,062,270 and paid US$300,000. In addition, the Company received a price discount of US$21,214 for the equipment purchased in 1995. Consequently, the total outstanding balance payable to PCC Group, Inc. was US$2,871,574, approximately RMB 23,834,064 which was included in accounts payable balance as of September 30, 1996.

In 1997, the Company received a price adjustment of US$9,118 for the equipment purchased in 1996 and the outstanding balance payable to PCC Group, Inc. was US$2,880,693, approximately RMB 23,909, 752 which was included in accounts payable balance as of September 30, 1997.

Note 6.  Reconciliation to U.S. GAAP

In July 1992, Chinese government implemented the new
Accounting Standards for Enterprises and revised its Accounting Regulation for Enterprises with Foreign
Investment. Based on these new Chinese GAAP and accounting regulation, the gap of accounting practice between China and the U.S. was decreased significantly. In the audited financial statements of Dalian Green Resources Co., Ltd. as of September 30,
1996 and 1997, there were no significant difference between Chinese GAPP and the U.S. GAAP as the Company has not started its commercial operation yet.